Exhibit 99.1

Additional Federal Income Tax Consequences Of Our Status As A REIT

The following is a summary of certain additional material U.S. federal income tax consequences with respect to the ownership of our shares. This summary supplements and should be read together with “Federal Income Tax Consequences Of Our Status As A REIT” in the prospectus dated February 28, 2017 and filed as part of our registration statement on Form S-3ASR (No. 333-216317).

Recent Legislation

The recently passed tax law informally known as the Tax Cuts and Jobs Act (“TCJA”) made many significant changes to the U.S. federal income tax laws applicable to businesses and their owners, including REITs and their shareholders, and may lessen the relative competitive advantage of operating as a REIT rather than as a C corporation.  Pursuant to this legislation, as of January 1, 2018, (1) the federal income tax rate applicable to corporations is reduced to 21%, (2) the highest marginal individual income tax rate is reduced to 37%, (3) the corporate alternative minimum tax is repealed, and (4) the backup withholding rate for U.S. holders is reduced to 24%.  In addition, individuals, estates and trusts may deduct up to 20% of certain pass-through income, including ordinary REIT dividends that are not “capital gain dividends” or “qualified dividend income,” subject to certain limitations.  For taxpayers qualifying for the full deduction, the effective maximum tax rate on ordinary REIT dividends would be 29.6% (through taxable years ending in 2025).  The maximum rate of withholding with respect to our distributions to non-U.S. shareholders that are treated as attributable to gains from the sale or exchange of U.S. real property interests is also reduced from 35% to 21%.  The deduction of net interest expense is limited for all businesses; provided that certain businesses, including real estate businesses, may elect not to be subject to such limitations and instead to depreciate their real property related assets over longer depreciable lives.  To the extent that a TRS has interest expense that exceeds its interest income, the net interest expense limitation could potentially apply to such TRS.  The reduced corporate tax rate will apply to our TRSs.

We urge you to consult your tax advisors regarding the impact of this legislation on the purchase, ownership and sale of our shares.